UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2026
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

April 30, 2026

METHANEX REPORTS ON ANNUAL GENERAL MEETING OF SHAREHOLDERS

VANCOUVER, BRITISH COLUMBIA (April 30, 2026) - Methanex Corporation (TSX:MX) (Nasdaq:MEOH) announced, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual General Meeting held on April 30, 2026 in Vancouver, British Columbia.

Voting Results from Annual General Meeting

A total of 64,397,180 common shares were voted at the meeting, representing 83.27% of all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes For	Votes Against	% of Votes Against
Doug Arnell	62,995,180	99.60%	251,333	0.40%
Jim Bertram	63,050,274	99.69%	196,239	0.31%
Paul Dobson	62,753,106	99.69%	193,407	0.31%
Maureen Howe	62,863,970	99.40%	382,553	0.60%
Don Marchand	63,214,728	99.95%	31,785	0.05%
Leslie O’Donoghue	62,906,899	99.46%	339,575	0.54%
Roger Perreault	62,831,553	99.34%	414,959	0.66%
Kevin Rodgers	62,943,315	99.52%	303,196	0.48%
John Sampson	62,830,838	99.34%	415,674	0.66%
Rich Sumner	63,213,781	99.95%	32,732	0.05%
Benita Warmbold	62,674,621	99.10%	571,890	0.90%
Xiaoping Yang	63,069,421	99.72%	177,091	0.28%

Appointment of Auditors

KPMG LLP, Chartered Professional Accountants, was re-appointed as auditor of Methanex.

Votes For (percent): 76.52%
Votes Withheld (percent): 23.48%

Advisory Vote on Executive Compensation

A non-binding advisory vote to accept Methanex’s approach to executive compensation as disclosed in the Information Circular dated March 9, 2026 was approved.

Votes For (percent): 97.86%
Votes Against (percent): 2.14%

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the Nasdaq Global Select Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

-end-

Inquiries:
Robert Winslow
Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 30, 2026	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary